German American

Symbol: GABC

September 9 – 10, 2020

Raymond James U.S. Bank Conference

Yesterday.
Today.
Tomorrow.

CELEBRATING **110** YEARS

1910 - 2020

German American Bancorp, Inc.

Presented By

Mark A. Schroeder, Chairman and CEO
(812) 482-0701
mark.schroeder@germanamerican.com

Bradley M. Rust, EVP and CFO
(812) 482-0718
brad.rust@germanamerican.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this presentation and our oral statements, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this presentation, and we do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur in the future. By their nature, these statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Factors that could cause actual results and performance to vary materially from those expressed or implied by any forward-looking statement include those that are discussed in Item 1, “Business – Forward Looking Statements and Associated Risk,” and Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for 2019 as updated and supplemented by our other SEC reports filed from time to time.

German American Bancorp, Inc.

Who We Are

Indiana & Kentucky Community-focused Financial Services Organization

- Banking, Insurance, Investments & Trust
- $4.9 Billion Total Banking Assets
- $1.6 Billion Investment and Trust Assets Under Management
- $60 Million Annual Insurance Premiums
- 825+ FTEs
- 73 Banking Offices



INDIANA
MONROE
Bloomington
BARTHOLOMEW
Columbus
DECATUR
Greensburg
Osgood
RIPLEY
North Vernon
JENNINGS
JACKSON
Seymour
LAWRENCE
Bedford
KNOX
Vincennes
DAVIESS
Odon/Cannelburg
Washington
MARTIN
Loogootee
JEFFERSON
Madison
Hanover
CLARK
Sellersburg
FLOYD
Jeffersonville
Floyds Knobs
New Albany
Petersburg
GIBSON
Princeton
Oakland City
PIKE
DUBOIS
Dubois
Jasper
Huntingburg
Holland
Ferdinand
PERRY
Tell City
VANDERBURGH
Evansville
WARRICK
Newburgh
SPENCER
Rockport
Henderson
HENDERSON
Owensboro
DAVIESS
FAYETTE
Lexington
KENTUCKY
HART
Munfordville
Horse Cave
WARREN
Bowling Green
BARREN
Glasgow
SIMPSON
Franklin
Banking location
Bowling Green Region
Lexington Market
Owensboro Region
Southwest Region
South Central Region
West Region
North Region
Northeast Market
East Region
Southeast Market
German American
Banking | Insurance | Investments
Member FDIC

COVID-19 Credit Risk Management

- Industry Segment Risk Profile
- COVID-19 Related Loan Deferrals
- Paycheck Protection Program
- Strong Capital Structure

Industry Segment Profiles Affected by COVID-19

As of August 31, 2020

(Dollars in Thousands)

Industry Segment	Number of Loans	Outstanding Balance	% Of Total Loans (excludes PPP Loans)	% of Industry Segment Under Deferral
Lodging/Hotels	49	$131,972	4.6%	33.3%
Student Housing	107	$94,000	3.3%	0.0%
Retail Shopping/Strip Centers	62	$92,863	3.2%	17.6%
Restaurants	188	$49,656	1.7%	8.6%

COVID-19 Related Loan Deferrals

As of August 31, 2020

(Dollars in Thousands)

Types of Loans	Number of Loans	Outstanding Balance	% of Loan Category (Excludes PPP Loans)	
			As of 8.31.20	As of 6.30.20
Commercial & Industrial Loans	23	$2,752	0.1%	10.8%
Commercial Real Estate Loans	40	$77,890	2.7%	15.3%
Agricultural Loans	-	-	0.0%	0.3%
Consumer Loans	10	$117	n/m	0.4%
Residential Mortgage Loans	17	$1,610	0.1%	8.2%
Total	90	$82,369	2.9%	10.4%

n/m = not meaningful

SBA Payroll Protection Plan

As of August 31, 2020

- 3,070 SBA payroll protection plan loans
- $351 million total
- $12.7 million potential fees (gross)

Strong Capital Structure

Key Ratios as of June 30, 2020	
TCE/ Tangible Assets	9.79%
Total Risk-based	15.22%
Tier 1 Risk-based	13.35%
Leverage	9.97%

Diversified Economic Base

Regional Education, Health Care
Manufacturing & Logistics
Life Sciences & Technology
Energy

MAJOR INDIANA EMPLOYERS:

Education

- Indiana University
- Indiana University Southeast
- University of Southern Indiana
- Vincennes University
- Greater Clark County School Corp
- Evansville Vanderburgh County School Corp
- Monroe County School Corporation
- New Albany – Floyd County School Corp

Health Care

- Indiana University Health
- Baptist Health Floyd Hospital
- Columbus Regional Hospital
- Clark Memorial Hospital
- Deaconess Health System
- Good Samaritan Hospital
- King's Daughters' Hospital
- Margaret Mary Hospital and Health
- Memorial Hospital
- St Vincent's Medical Center

Manufacturing & Logistics

- Aisin U.S.A. MFG, Inc.
- ALCOA Warrick Operations
- Amazon Fulfillment Service
- Batesville Services Inc
- Berry Global
- Best Chairs Inc
- Costco Home & Office Products
- Cummins, Inc. (Cummins Diesel)
- Faurecia Gladstone
- Grote Industries Inc
- Hillenbrand Inc
- Honda Manufacturing LLC
- Jasper Engines & Transmissions
- Kimball Electronics
- Kimball International, Inc.
- Koch Enterprises, Inc.
- Lowe's Distribution Center
- MasterBrand Cabinets, Inc.
- NTN Driveshaft Inc
- OFS Brands (Office-Furniture Systems)
- TMMI
- Walmart Distribution Center
- Waupaca Foundry Inc
- Valeo Sylvania LLC

Life Sciences & Technology

- Baxter BioPharma Solutions
- Crane Naval Surface Weapons Center
- Cook Group, Inc.
- Mead Johnson Nutrition
- Samtec

Energy

- Duke Energy
- Vectren

Diversified Economic Base

Regional Education
Health Care & Social Assistance
Manufacturing & Logistics
Retail & Government

MAJOR KENTUCKY EMPLOYERS:

Education
- University of Kentucky
- Western Kentucky University
- Daviess County Public School System
- Fayette County Public Schools
- Warren County Public Schools

Health Care & Social Assistance
- Owensboro Health Regional Hospital
- Commonwealth Health Corp
- Baptist Health Lexington
- Family Bluegrass
- Federal Medical Center
- Lexington Clinic Pfc
- St. Joseph East Emergency
- St. Joseph Hospital
- UK Advance Eye Care
- UK Albert B Chandler Hospital
- US Veterans Medical Ctr
- VA Medical Center- Leestown

Manufacturing & Logistics
- Bowling Green Metal Forming
- Fruit of the Loom
- Ashland Oil Corporate Headquarters
- Lexmark International Inc
- General Motors Co
- UPS Customer Center
- Lockheed Martin
- Conduent, Inc.

Retail
- Amazon
- Houchens Industries

Government
- Lexington-Fayette Urban County

Capitalize upon Market Strength & Growth

Indiana Small MSA Market Expansion

Market	Total Market Deposits	GABC Deposit Market Share***	Market Share Position***	# of Branches
Heritage Markets*	$ 5,300,573	34%	#1	31
Evansville/Newburgh	$ 4,830,382	10%	#3	8
Bloomington	$ 2,474,524	9%	#4	3
Columbus	$ 1,297,390	11%	#3	5
Louisville MSA (Indiana Portion)**	$ 3,260,863	5%	#8	5
Total Indiana Growth Markets	$ 11,863,159			

* Includes the Indiana counties of Daviess, Dubois, Gibson, Jefferson, Knox, Lawrence, Martin, Perry, Pike & Spencer

** Includes the Indiana counties of Clark & Floyd

*** Source: FDIC 06/30/19 Statistics.

Capitalize upon Market Strength & Growth

Kentucky Small MSA Market Expansion

Market	Total Market Deposits	GABC Deposit Market Share*	Market Share Position*	# of Branches*
Owensboro	$ 2,719,563	5%	#6	3
Bowling Green	$ 2,679,918	10%	#4	6
Lexington	$ 7,899,671	.2%	#25	2
Total Kentucky Growth Markets	$ 13,299,152			

* German American deposits adjusted to include Citizens First Bank (merger completed 7/1/19) deposit market share, market share position, and branches

Source: FDIC 06/30/19 Statistics

History of Superior Financial Performance

Ten Years of Consecutive Record Earnings Performance

Double-Digit Return on Equity for Past 15 Consecutive Fiscal Years

Raymond James 2012 thru 2017 Community Bankers Cup Recipient

Bank Director Magazine - Bank Performance Scorecard Top 15 National Ranking for 2016 – 2019 ($1 - $5 billion Publicly-traded Companies)

Bank Director Magazine - Top 20 of 300 Largest Publicly Traded Banks for 2017 & 2018

Financial Trends

Total Assets



Annualized Return on Assets
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
5 Year CAGR 15%
$2,374
$2,956
$3,144
$3,929
$4,398
$4,851
1.33%
1.24%
1.35%
1.38%
1.43%
1.18%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
06/30/20
(Dollars in Millions)

German American Bancorp, Inc.

Total Loans, Net of Unearned Income


Commercial & Agricultural Loans as % of Total Loans
5 Year CAGR 16%
$3,500
$3,250
$3,000
$2,750
$2,500
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$-
$1,564
$1,990
$2,142
$2,728
$3,077
$3,266
82%
81%
81%
78%
80%
82%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
06/30/20
(Dollars in Millions)

German American Bancorp, Inc.

Loan Composition as of June 30, 2020

Total Loans $3,266.3 million


Residential Mortgage Loans, $ 287.9 million, 9%
Construction & Development Loans, $ 194.3 million, 6%
Home Equity Loans, $ 217.1 million, 6%
Agricultural Loans, $ 383.4 million, 12%
Consumer Loans, $ 59.3 million, 2%
Commercial Real Estate Owner Occupied, $ 353.0 million, 11%
Commercial & Industrial Loans, $ 805.7 million, 24%
Commercial Real Estate Non-Owner Occupied, $ 743.6 million, 23%
Multi-Family Residential Properties, $ 222.0 million, 7%

German American Bancorp, Inc.

Non-Performing Assets to Total Assets



2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.84%
0.76%
0.63%
0.59%
0.56%
0.49%*
0.15%
0.14%
0.38%
0.34%
0.33%
0.40%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
06/30/20
GABC
Peer Group

*Peer Group Information as of 3/31/20

German American Bancorp, Inc.

Total Deposits



Non-Maturity Deposit Accounts as % of Total Deposits
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
5 Year CAGR 14%
$1,826
$2,350
$2,484
$3,073
$3,430
$3,979
83%
84%
84%
81%
82%
86%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
06/30/20
(Dollars in Millions)

German American Bancorp, Inc.

Deposit Composition as of June 30, 2020

Total Deposits $3,979.4 million



Non-Interest Bearing Demand, $1,139.9 million, 29%
Interest Bearing Demand, Savings & Money Market, $2,267.1 million, 57%
Time Deposits, $572.4 million, 14%

Year	Cost of Deposits	Cost of Funds
2015	0.22%	0.28%
2016	0.23%	0.32%
2017	0.30%	0.40%
2018	0.50%	0.61%
2019	0.72%	0.83%
YTD 2020	0.51%	0.60%
Q2 2020	0.39%	0.47%

German American Bancorp, Inc.

Total Shareholders' Equity



Annualized Return on Tangible Equity
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
5 Year CAGR 20%
$252
$330
$365
$459
$574
$595
13.74%
13.02%
13.82%
14.82%
14.98%
11.91%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
06/30/20
(Dollars in Millions)

German American Bancorp, Inc.

Net Interest Income



Net Interest Margin (Tax-Equivalent)
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
$75,552
$94,904
$99,909
$114,610
$145,225
$67,232
$74,715
3.70%
3.75%
3.76%
3.75%
3.92%
3.86%
3.66%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
6/30/19 YTD
6/30/20 YTD
(Dollars in Thousands)

German American Bancorp, Inc.

Provision for Credit Losses



Net Charge-off to Average Loans
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$-
0.03%
$1,200
0.04%
$1,750
0.04%
$2,070
0.08%
$5,325
0.17%
$925
0.04%
$11,050
0.03%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
6/30/19 YTD
6/30/20 YTD
(Dollars in Thousands)

German American Bancorp, Inc.

Non-Interest Income



Non-Interest Income as % of Total Revenue
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$27,444
$32,013
$31,854
$37,070
$45,501
$22,167
$26,504
26%
24%
23%
24%
24%
24%
26%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
6/30/19 YTD
6/30/20 YTD
(Dollars in Thousands)

German American Bancorp, Inc.

Why Invest in GABC?

Non-Interest Expense



Efficiency Ratio
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
$61,326
$76,587
$77,803
$93,553
$114,162
$52,377
$58,416
57.6%
58.3%
56.8%
60.6%
59.0%
57.7%
56.9%
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
6/30/19 YTD
6/30/20 YTD
(Dollars in Thousands)

German American Bancorp, Inc.

Net Income & Earnings Per Share



Earnings Per Share*
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$30,064
$35,184
$40,676
$46,529
$59,222
$30,338
$26,727
$1.51
$1.57
$1.77
$1.99
$2.29
$1.21
$1.01
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
6/30/19 YTD
6/30/20 YTD
(Dollars in Thousands, Except Per Share Amounts)

German American Bancorp, Inc.

*Earnings Per Share adjusted for 3-for-2 stock split completed in 2017

Why Invest in GABC?



GABC Earnings Per Share Growth *
10 Year CAGR 12%
5 Year CAGR 10%
3 Year CAGR 13%
$0.81
$1.07
$1.27
$1.32
$1.43
$1.51
$1.57
$1.77
$1.99
$2.29
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

As of 12/31 for years shown

*Earnings Per Share adjusted for 3-for-2 stock split completed in 2017

German American Bancorp, Inc.

Why Invest in GABC?

GABC Tangible Book Value Per Share *


10 Year CAGR 11%
5 Year CAGR 10%
3 Year CAGR 11%
$6.55
$7.64
$8.62
$8.92
$10.40
$11.57
$11.94
$13.45
$13.81
$16.49
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

German American Bancorp, Inc.

As of 12/31 for years shown

*Tangible Book Value Per Share adjusted for 3-for-2 stock split completed in 2017

Why Invest in GABC?

GABC Stock Price Appreciation*


10 Year CAGR 13%
7 Year CAGR 14%
5 Year CAGR 12%
$12.28
$12.13
$14.48
$18.95
$20.35
$22.21
$35.07
$35.33
$27.77
$35.62
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

As of 12/31 for years shown

*Stock Price adjusted for 3-for-2 stock split completed in 2017

German American Bancorp, Inc.

Why Invest in GABC?

- Proven Executive Management Team
- Track Record of Consistent Top Quartile Financial Performance
- Experienced in Operating Plan Execution and M & A Transitions
- Potential Growth within New Market Areas – Small MSA Focus
- Existing Platform for Operating Efficiency
- Infrastructure in Place for Perpetuating Ongoing EPS Growth
- Consistent Strong Dividend Yield and Dividend Pay-out Capacity

German American Bancorp, Inc.

Mark A. Schroeder, Chairman and CEO
(812) 482-0701
mark.schroeder@germanamerican.com

Bradley M. Rust, EVP and CFO
(812) 482-0718
brad.rust@germanamerican.com